

August 16, 2012

Via E-mail
Mr. Jay W. Ferguson
Interim Chief Financial Officer
AGY Holding Corp.
2556 Wagener Road
Aiken, South Carolina 29801

> **RE:** **AGY Holding Corp.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 333-150749**

Dear Mr. Ferguson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Note 17. Income Taxes, page F-27

1. Given your recurring losses before income tax (expense) benefit, please discuss the nature of the U.S. deferred tax assets which have not been offset by a valuation allowance and how you determined that these would be realized. Please also address the following:
   - Please expand your discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets;
   - Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

- Please include an explanation of the anticipated future trends included in your projections of future taxable income; and
- Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Please show us in your supplemental response what the revisions in future filings will look like.

Exhibit 31

2. Please file an amendment to your Form 10-K to provide the certifications required by Item 601(b)(31) of Regulation S-K. The certifications should include the complete introductory sentence to paragraph 4 as well as paragraph 4(b). The certifications should be currently dated and refer to the Form 10-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief